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                           May 22, 2023

       Paul Ginocchio
       Chief Financial Officer
       Augmedix, Inc.
       111 Sutter Street, Suite 1300
       San Francisco, California 94104

                                                        Re: Augmedix, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 19, 2023
                                                            File No. 333-272081

       Dear Paul Ginocchio:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Rucha
Pandit at (202) 551-6022 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              John Rafferty